FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending October 15, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of an increase in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the personal holdings of the under-mentioned persons at a price of GBP13.05 per Ordinary share, following the re-investment of the dividend paid to shareholders on 11 October 2007.


Mr J S Heslop                                              287

Mrs P A Heslop                                             70

Mr R Bondy                                                 310

Mr D Learmouth                                             67

Dr D Pulman                                                129

Mrs C Pulman                                               42

Mr A P Witty                                               22

Mrs C M Witty                                              285



The Company and the above named persons were advised of this information on 15 October 2007.



This notification relates to a transaction notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).





S M Bicknell
Company Secretary



15 October 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 15, 2007                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc